787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

March 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           The Gabelli Equity Trust Inc.

Securities Act File No. 333-173819

Investment Company Act File No. 811-04700

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission post-effective amendment No. 5 to the Fund’s Registration Statement on Form N-2. This post-effective amendment is being filed to, among other things, update the Fund’s financial statements.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:            Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Molly A.F. Marion, The Gabelli Equity Trust Inc.

Sonia K. Kothari, Esq., The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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